Matthew J. Foehr Vice President and Comptroller	Chevron Corporation Comptroller’s Department 6001 Bollinger Canyon Road San Ramon, CA 94583 Tel 925 842 3232 Fax 925 842 2280

October 11, 2013
BY FIRST-CLASS MAIL AND
BY ELECTRONIC TRANSMISSION

Mr. Brad Skinner
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C.

Re: Chevron Corporation
Form 10-K for Fiscal Year ended December 31, 2012 Filed February 22, 2013
Response Letter Filed August 6, 2013
File No. 001-00368
Dear Mr. Skinner,

In your letter dated October 1, 2013, you provided comments from review of our August 6, 2013 response letter and our 2012 Form 10-K. These comments and the company’s responses are set forth below. If you wish to discuss or have any questions related to the information herein, please contact Mr. Al Ziarnik, Assistant Comptroller, by telephone at (925) 842-5031, or by e-mail at apzi@chevron.com.

Form 10-K for the Fiscal Year ended December 31, 2012
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page FS-2
Liquidity and Capital Resources, page FS-11
Capital and Exploratory Expenditures, page FS-12
Comment 1
We note your response to prior comment two from our letter dated July 24, 2013. Notwithstanding the disclosure provided under Item 1. Business, you are required to discuss and analyze in the liquidity and capital resources section your significant year-over-year increases in capital and exploratory expenditures. Please expand your disclosure to include such discussion and analysis. See Instruction 4 to Item 303(a) of Regulation S-K.

Mr. Brad Skinner
Securities and Exchange Commission
October 11, 2013
Page 2

Response:
We acknowledge your comment and will address it in our future filings by expanding our capital and exploratory expenditures discussion to describe material year-over-year increases.
Financial Statements
Note 24: Other Financial Information, page FS-58
Comment 2
We have reviewed your response to prior comment three. Please revise your disclosure, throughout the filing, to label gains as before or net of taxes.
Response:
The company will address your comment in our future filings, beginning with the interim report for the third quarter 2013, by labeling gains or losses as after-tax where it would help clarify the context of the disclosure. The company believes it has substantially complied with the identification of gains as before or net of taxes by using the term “earnings” in the 2012 10-K and specifically in Note 24 on page FS-58. As filed under Exhibit 99.1, page E-12 “DEFINITIONS OF SELECTED FINANCIAL TERMS,” “earnings” is defined as “net income attributable to Chevron Corporation as presented on the Consolidated Statement of Income,” which is on an after-tax basis.
Comment 3
With regard to your response to prior comment four, describe the status of the properties underlying the East and West Browse interests given up and the Clio interest received at the time of the exchange. Additionally, tell us whether you retained any interest in the East or West Browse properties following the exchange. Finally, describe any obligation that either party has with respect to performing or funding any exploration or development activity on behalf of the other party with respect to the interests given up or received.
Response:
The company’s East and West Browse interest given up in the exchange was in the front-end engineering and design phase. The interest in Clio received in the exchange was in the exploration phase. Chevron did not retain any interest in the East or West Browse properties, nor were any obligations retained or inherited by either party for the properties exchanged.
Comment 4
We have reviewed your response to prior comment four regarding your sale of the equity interest in the Wheatstone project and we note from your June 18, 2012 press release that you contemporaneously signed a binding agreement with TEPCO for LNG offtake and on page FS-31 that $800 million in proceeds from these agreements will be received over future periods. Please explain to us why it was not necessary to allocate consideration to the offtake agreement. As part of your response, please compare

Mr. Brad Skinner
Securities and Exchange Commission
October 11, 2013
Page 3
the pricing of the June 18, 2012 purchase of 0.4 MPTA of LNG with the initial July 26, 2011 purchase of 3.1 MPTA and the interim purchase of 0.7 MPTA.
Response:
The Wheatstone LNG offtake agreement and separate equity purchase agreement with TEPCO that were discussed in our June 18, 2012 press release were independently negotiated, with different ownership parties involved in each agreement. The LNG offtake agreement for 0.4 MTPA is between two Australian Chevron subsidiaries as sellers and TEPCO as buyer, whereas the equity purchase agreement was between Chevron (TAPL) Pty Ltd. as license holder and PE Wheatstone Pty Ltd., of which TEPCO is a partial owner.
The July 27, 2011, LNG offtake agreement for 3.1 MTPA included two Chevron Australian subsidiaries, Apache Energy, and Kuwait Foreign Petroleum Exploration Company as sellers with TEPCO as the buyer. The LNG pricing for the June 18, 2012, and July 27, 2011, agreements are primarily based on a formula that is indexed to Japanese crude prices at the time of the offtake.
The balance of the 4.2 MTPA (0.7 MTPA) offtake quoted in the June 18, 2012, press release represents TEPCO’s offtake of their ownership interest in the Wheatstone licenses, through PE Wheatstone Pty Ltd.
Given that the offtake agreements and equity agreements were independently negotiated based on different ownership structures, there was no linkage between the two pricing models to provide a basis for any allocation of the proceeds received on Chevron’s equity sale to any of the offtake agreements.
Supplemental Information on Oil and Gas Producing Activities, page FS-62

Proved Undeveloped Reserve Quantities, page FS-69
Comment 5
Your response to comment five of our July 24, 2013 letter states that the disclosure related to your proved undeveloped reserves complies with the requirements of Item 1203 of Regulation S-K. Our table below illustrates your PUD figures for YE2011 and YE2012 and those for the projects that you presented or referenced in your response:

PUD Reserve Reconciliation	MMBOE
FYE 12/31/2011	4998
To Proved Developed	-394
Hebron Extension/Discovery	101
Gorgon Revision	60
Gorgon Extension/Discovery	124
Sub-Total	4889
FYE 12/31/2012	5181 (183 MMBOE net increase from FYE 12/31/2011)
Unexplained Difference: Subtotal less the FYE 12/31/2012 PUD Reserves	-292 (160% of the year-to-year change in PUDs)

Mr. Brad Skinner
Securities and Exchange Commission
October 11, 2013
Page 4
Our calculations indicate a discrepancy of 292 MBOE between the change in your year-end PUD reserves from December 31, 2011 to December 31, 2012 when compared to changes (the Sub-Total above) as presented or referenced in your response. This discrepancy represents 6% of your PUD reserves at December 31, 2011 and is equivalent to 160% of the year-to-year changes in PUD reserves. It is not clear to us whether this discrepancy is attributable to the (at least) four projects described on pages 10-17 with “initial recognitions of proved reserves” in 2012 that do not have associated PUD reserve figures. In this regard, please note that Item 1203 of Regulation S-K requires the disclosure of “[a]ny material changes in PUDs that occurred during the year….” See also the discussion of Item 1203 in Section IV.B.4. of Securities Act Release No. 33-8995. Disclosure is not necessarily by property or project. It is the Staff’s position that these changes be categorized as they are in FASB ASC paragraph 932-235-50-5: revisions of previous estimates; improved recovery; purchases/sales of minerals in place; extensions and discoveries. We re-issue our prior comment five.
Response:
In future filings, Chevron will include a narrative discussion presenting proved undeveloped reserves changes due to revisions, extensions and discoveries, purchases, sales and improved recovery.  The company believes it has substantially complied with Item 1203 of Regulation S-K in its 2012 oil and gas reserves disclosures.  No further explanation was provided with respect to the 292 million BOE “unexplained difference” as this was attributable to multiple fields, none of which had a change in PUDs that was deemed by the company to be material.

* * *

As also requested in your letter dated October 1, 2013, we acknowledge the following:

•	The company is responsible for the adequacy and accuracy of all disclosures in its filings.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States of America.

Very truly yours,
/s/ Matthew J. Foehr
Cc: Mr. Terry M. Kee (Pillsbury Winthrop Shaw Pittman)